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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                             Entrada Networks, Inc.
                             -----------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    29382Y102
                                 --------------
                                 (CUSIP Number)


Ms. Loretta Loomie                          With a copy to:
Entrada Holdings, LLC                       Jeffry S. Hoffman, Esq.
1330 Avenue of the Americas, 36th Floor     Swidler Berlin Shereff Friedman, LLP
New York, New York  10022                   405 Lexington Avenue
(212) 842-1600                              New York, New York 10174
                                            (212) 973-0111
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 16, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), (f) or (g), check the following: [ ].

Note: One copy and an EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                                                   SCHEDULE 13D
------------------------- ---------------------------- -------------------------
CUSIP No. 785065202                                    Page 2 of   Pages
          ---------                                        ---  ---
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
         Entrada Holdings, LLC
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) 9                                   [ ]
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-------------- ------ ----------------------------------------------------------
                 7     SOLE VOTING POWER
NUMBER OF              0
 SHARES        ------ ----------------------------------------------------------
BENEFICIALLY     8     SHARED VOTING POWER
 OWNED BY              453,000
EACH           ------ ----------------------------------------------------------
REPORTING        9     SOLE DISPOSITIVE POWER
PERSON                 0
WITH           ------ ----------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER
                       453,000
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         453,000
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]
-------- -----------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13       4.1%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         OO
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                  SCHEDULE 13D

         This Amendment No. 1 to the Statement on Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D relating to the event date of May 12, 2000 (the "Schedule 13D"), filed by Entrada Holdings, LLC relating to the common stock, par value $.001 per share (the "Common Stock") of Sync Research, Inc., a Delaware corporation (the "Issuer" or the "Company"). Capitalized terms used and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

         Item 5 is hereby amended and restated in its entirety as follows:

         (a) and (b) Holdings is the beneficial owner of 453,000 shares of Common Stock (representing 4.1% of the outstanding shares of Common Stock) which are owned directly by Holdings, and with respect to such shares, Holdings has shared power with AW, and Messrs. Andersen and Weinroth to vote and dispose of such shares.

         AW is the beneficial owner of 453,000 shares of Common Stock (representing 4.1% of the outstanding shares of Common Stock), of which 453,000 shares of Common Stock are directly owned by Holdings and may be deemed to be indirectly owned by AW, in its capacity as the sole voting member of Holdings. AW has shared power with Holdings, and Messrs. Andersen and E. Alan Brumberger ("Brumberger") to vote such shares. AW has shared power with Holdings and Messrs. Andersen, Brumberger and Weinroth to dispose of such shares.

         Mr. Andersen is the beneficial owner of 453,000 shares of Common Stock (representing 4.1% of the outstanding shares of Common Stock), of which 453,000 shares of Common Stock are owned directly by Holdings and may be deemed to be indirectly owned by Mr. Andersen, in his capacity as one of the general partners of AW and a manager of Holdings, and with respect to such shares, Mr. Andersen has shared power with Holdings, AW, and Mr. Brumberger to vote such shares and with Holdings, AW and Messrs. Brumberger and Weinroth to dispose of such shares.

         Mr. Weinroth is the beneficial owner of 453,000 shares of Common Stock (representing 4.1% of the outstanding shares of Common Stock), of which 453,000 shares of Common Stock are directly owned by Holdings and may be deemed to be indirectly owned by Mr. Weinroth in his capacity as one of the general partners of AW, and with respect to such shares, Mr. Weinroth has shared power with Holdings and Messrs. Andersen and Brumberger to dispose of such shares.

         The number of shares beneficially owned by Holdings and each of the Covered Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of Holdings and the Covered Persons is based on 10,992,634 outstanding shares of Common Stock of the Issuer as of September 6, 2001, as reported by the Company in its Schedule 14A filed September 7, 2001.

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         (c) The transactions in the Common Stock by Holdings since the filing of the Schedule 13D are set forth on Annex A hereto.

         During the past sixty days, no transactions in the Common Stock have been effected by Messrs. Andersen, Weinroth or Brumberger.

         (d) Not Applicable.

         (e) Holdings ceased to be the beneficial owner of more than five percent of the Common Stock on November 21, 2001.

SIGNATURE
---------

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 ENTRADA HOLDINGS, LLC

                                                 By: /s/ E. Alan Brumberger
                                                    -----------------------
                                                    Name:  E. Alan Brumberger
                                                    Title: Manager

Dated: December 6, 2001

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                                     Annex A

             Sales of Common Stock since the filing of Schedule 13D

                  Date                  Price Per Share           Shares

                11/15/01                   $0.167                 34,000

                11/16/01                    0.145                 12,000

                11/19/01                    0.145                 22,000

                11/20/01                     0.14                 32,400

                11/21/01                   0.1343                100,400

                11/29/01                   0.1432                 46,200